Mealthy, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash	
10020 Chase Checking x0025	504,584.81
10030-1 Chase Savings #1607 (deleted)	125.03
10030-2 Chase Savings #1623 (deleted)	200.04
10030-3 Chase Savings #1631 (deleted)	200.04
10030-4 Chase Savings 1615 (deleted)	200.04
10050 Shopify Holding	15,072.39
10060 Paypal	4,079.27
Total 10000 Cash	**524,461.62**
Total Bank Accounts	**$524,461.62**
Accounts Receivable	
11000 Accounts Receivable	315,150.16
Total Accounts Receivable	**$315,150.16**
Other Current Assets	
12000 Undeposited Funds	0.00
13800 Inventory	947,167.86
Total Other Current Assets	**$947,167.86**
Total Current Assets	**$1,786,779.64**
Other Assets	**$36,332.51**
TOTAL ASSETS	**$1,823,112.15**
LIABILITIES AND EQUITY	**$1,823,112.15**